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                                     UNITED STATES                                 Expires:        May 31, 1997
                            SECURITIES AND EXCHANGE COMMISSION                     Estimated average burden
                                  Washington, D.C. 20549                           hours per response......2.50
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                                       FORM 12b-25                                ------------------------------
                                                                                         SEC FILE NUMBER
                                                                                            000-26479
                               NOTIFICATION OF LATE FILING                        ------------------------------

                                                                                  ------------------------------
                                                                                           CUSIP NUMBER
(Check One): [_] Form 10-K  [_] Form 20-F  [_] Form 11-K [X] Form 10-Q                      294943-10-5
             [_] Form N-SAR                                                       ------------------------------



            For Period Ended:       March 31, 2002
                              --------------------------
            [   ]  Transition Report on Form 10-K
            [   ]  Transition Report on Form 20-F
            [   ]  Transition Report on Form 11-K
            [   ]  Transition Report on Form 10-Q
            [   ]  Transition Report on Form N-SAR
            For the Transition Period Ended: __________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

================================================================================
Full Name of Registrant

EQUITEL, INC.
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Former Name if Applicable

WOLFPACK CORPORATION
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Address of Principal Executive Office (Street and Number)

4021 Stirrup Creek Drive, Suite 400
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City, State and Zip Code

Durham, NC 27703
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Part II -- RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         |   (a)      The reasons described in reasonable detail in Part III of
                      this form could not be eliminated without unreasonable
         |             effort or expense;
         |   (b)      The subject annual report, semi-annual report, transition
         |            report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
         |            portion thereof, will be filed on or before the fifteenth
[X]      |            calendar day following the prescribed due date; or the
         |            subject quarterly report of transition report on Form
         |            10-Q, or portion thereof will be filed on or before the
         |            fifth calendar day following the prescribed due date; and
         |
         |   (c)      The accountant's statement or other exhibit required by
         |            Rule 12b-25(c) has been attached if applicable.



SEC 1344 (6/94)

Part III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has not been able to complete the review of its financial statements in a timely manner without unreasonable efforts and expense. Due to the reverse acquisition completed in September 2001, the Company is preparing quarterly statements for the three months ended March 31, 2001 for the first time. Additional time is necessary for management to assure itself that all adjustments and efforts have been made to file with the Commission correct financial statements for this period.

Part IV -- OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

          E. Eugene Whitmire, CFO                       (919)             419-5600
         ---------------------------------------    -----------       -----------------
                            (Name)                  (Area Code)       (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).                              [X] Yes  [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or
         portion thereof?                                                         [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  EQUITEL, INC.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May 14, 2002        By:  /s/ E. Eugene Whitmire, Chief Financial Officer
     ----------------------       ------------------------------------------------------
                                                     [Type in Name]

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                      ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                  EQUITEL, INC.
                                   EXPLANATION

                                   Form 12b-25

Part IV (3) - Other Information

Under the terms of the transaction that closed on September 28, 2001, between Wolfpack Corporation (now known as equitel, inc., hereinafter, "new equitel") and equitel, inc. (now known as equitel holdings, inc., hereinafter "old equitel"), the former shareholders of old equitel now own a majority of the stock of new equitel. Accordingly, this transaction is being accounted for as a reverse acquisition. Therefore, the historical financial statements of new equitel are being restated to that of old equitel. As such, the results from operations for the three months ended March 31, 2001 will now reflect the historical results of old equitel and will be significantly different than those previously filed for Wolfpack Corporation for that period.